                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                -----------------

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the

                         Securities Exchange Act of 1934

          (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2004

                                       Or

               ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                 For the Transition period from ______ to ______

                         Commission file number 1-10458



A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                                GREENPOINT 401(k)
                                  SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        North Fork Bancorporation, Inc.
                              275 Broadhollow Road
                            Melville, New York 11747

                                   GreenPoint
                               401(k) Savings Plan

               Financial Statements and Supplementary Schedule

                           December 31, 2004 and 2003

         (With Report of Independent Registered Public Accounting Firm)

                                   GREENPOINT
                               401(k) SAVINGS PLAN

               Financial Statements and Supplementary Schedule

                           December 31, 2004 and 2003



                                      Index



                                                                           Page

Report of Independent Registered Public Accounting Firm                      1

Financial Statements:

     Statements of Net Assets Available for Benefits                         2

     Statement of Changes in Net Assets Available for Benefits               3

     Notes to Financial Statements                                      4 - 11

Supplementary Schedule*

Schedule H - Line 4i - Schedule of Assets
     (Held at End of Year)                                                  12


* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The 401(k) Retirement Savings Plan Committee
North Fork Bancorporation, Inc.:

We have audited the accompanying statement of net assets available for benefits of the GreenPoint 401(k) Savings Plan (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

/s/ KPMG LLP

New York, New York
June 29, 2005

                                   GREENPOINT
                               401(k) SAVINGS PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2004 and 2003

                                                           2004          2003
                                                       -----------   -----------
Assets:
     Investments, at fair value:
       Mutual funds                                    $56,558,631   $49,658,906
       Common stock fund                                18,729,435    14,295,874
       Loans to participants                             1,308,240     1,658,387
                                                       -----------   -----------
             Total investments                          76,596,306    65,613,167
                                                       -----------   -----------

      Employer contributions receivable                    775,831            --
                                                       -----------   -----------
             Total assets                               77,372,137    65,613,167
                                                       -----------   -----------
Liabilities:
     Accrued expenses                                           --        21,454
                                                       -----------   -----------
              Total liabilities                                 --        21,454
                                                       -----------   -----------
               Net assets available for benefits       $77,372,137   $65,591,713
                                                       ===========   ===========
See accompanying notes to financial statements.

                                   GREENPOINT
                               401(k) SAVINGS PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year ended December 31, 2004

Additions to net assets attributed to:
     Investment income:
       Net appreciation in fair value of investments                 $ 8,461,632
       Interest and dividends                                          1,757,477
                                                                     -----------
            Net investment income                                     10,219,109
Contributions:
     Employer                                                            811,967
     Participants                                                     10,483,687
     Participant rollovers from other plans                            1,200,632
                                                                     -----------
           Total additions                                            22,715,395
                                                                     -----------
Deductions from net assets attributed to:
     Benefits paid                                                    10,854,239
     Administrative expenses                                              80,732
                                                                     -----------
           Total deductions                                           10,934,971
                                                                     -----------
           Net increase during the year                               11,780,424

Net assets available for benefits:
     Beginning of year                                                65,591,713
                                                                     -----------
     End of the year                                                 $77,372,137
                                                                     ===========
See accompanying notes to financial statements.

(1)  Description of Plan

     The following brief description of the GreenPoint 401(k) Savings Plan (the
     Plan) is presented for general information purposes only. Participants should refer to the Plan documents for more complete information on the Plan.

     (a)  General

          The Plan is a defined contribution plan covering, generally, all full-time employees and regular part-time employees of GreenPoint Bank (the Bank) and its subsidiaries (which have adopted the Plan) who have completed one year of service. The Plan was originally established as of March 1, 1973 and is subject to the provisions of the Internal Revenue Code of 1986, as amended (Code) and the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was amended effective July 1, 1996 to include a qualified cash or deferred arrangement under Section 401(k) of the Code.

          Effective January 1, 2003, the Plan was amended to comply with applicable Federal legislation. No changes were made to participant eligibility, contribution rates, and the vesting schedule.

          Effective January 1, 2004, the Plan was amended to (i) include the acquisition of Metro Agency, Inc. and to allow its employees to participate in the Plan, and (ii) to increase the maximum participant contribution rate from 12% to 20% for both regular and catch-up 401(k) contributions.

          On October 1, 2004, GreenPoint was acquired by North Fork Bancorporation, Inc. (North Fork). North Fork Bancorporation Inc. became the successor Plan Sponsor of the GreenPoint 401(k) Savings Plan. On December 31, 2004, eligibility to participate in the Plan was frozen and The North Fork Bancorporation, Inc. 401(k) Retirement Savings Plan (the North Fork Plan) was amended to provide that any former employee of GreenPoint Financial Corp. who became an employee of North Fork Bank or any employee of GreenPoint Mortgage Funding as of January 1, 2005, will be eligible to participate in the North Fork Plan at the beginning of the next pay period following the date that they became employees of North Fork. North Fork intends to merge the Plan into the North Fork Plan before the end of 2005.


     (b)  Administration

          The Plan was administered by the Administrative Committee appointed by the Bank's Board of Directors. Subsequent to the North Fork acquisition, the Plan is administered by North Fork's Retirement
          Plan Committee.

     (c)  Trustee

          The Plan trustee is directed by participants concerning purchases and sales of fund investments. On July 1, 1996, the Plan Administrator, under the direction of the Administrative Committee, appointed Fidelity Management Trust Company (Fidelity) as the Plan trustee.

     (d)  Contributions

          The Plan permits participants to contribute up to 20% (in whole percentages) of pretax annual qualified compensation. For 2004, the annual qualified compensation limit under the Code was $205,000. For 2004, employee pretax contributions were limited under the Code to $13,000. The Bank makes a matching contribution of 100% of the first 3% of annual qualified compensation that a participant contributes to the Plan. At the Bank's discretion, the Bank's matching contribution obligation is reduced by the value of GreenPoint Financial Corp. shares allocated to a Plan participant's matching contribution account in the GreenPoint Employee Stock Ownership Plan (ESOP). Prior to the acquisition by North Fork, GreenPoint Financial Corp. was the Bank's parent company. Its shares were traded on the New York Stock Exchange. The Bank's matching contribution obligation was satisfied in shares of GreenPoint Financial Corp. allocated under the ESOP through September 30, 2004. For the quarter ended December 31, 2004, the matching contribution was funded in cash.

     (e)  Vesting

          Contributions made by participants and any amount of interest, dividends and net appreciation/depreciation thereon are fully vested. A participant's interest in the matching contributions under the Plan (and all interest, dividends and net appreciation/depreciation thereon) and forfeitures vest according to the following schedule:

                                                     Percent of
                  Eligible vesting years          interest vested
                --------------------------        ---------------
                Less than 1                                  0%
                At least 1 but less than 2                  60
                At least 2 but less than 3                  70
                At least 3 but less than 4                  80
                At least 4 but less than 5                  90
                5 or more                                  100

          Participants also become 100% vested in matching contributions (and any amount of interest, dividends and net appreciation/depreciation thereon) and forfeitures, if participation in the Plan terminates as a result of retirement, disability or death while an employee of the Bank or its subsidiaries (which have adopted the Plan).

          Effective October 1, 2004, the Plan was amended to allow plan participants to become fully vested in all amounts credited to his/her employer contribution sub-account on or after that date.

     (f)  Forfeited Accounts

          If the employment of a participant terminates before he or she is fully vested (for a reason other than retirement, disability or death), any portion of the participant's interest in the Plan which is not vested is forfeited. Forfeitures are reallocated among the accounts of those participants currently participating in the Plan.

     (g)  Investment Options

          Participant and matching contributions are invested in one or more investment funds as directed by Plan participants. Participants may reallocate balances among the investment funds on a daily basis.

          The following nineteen investment options are available to Plan participants:

               North Fork Bancorporation, Inc. Unitized Stock Fund (formerly GreenPoint Financial Corp. Unitized Stock Fund) invests primarily in GreenPoint Financial Corp. through September 30, 2004. Concurrent with the acquisition this fund invests primarily in North Fork Bancorporation Inc. common stock as well as short-term investments. The amount of short-term investments is based upon a target established by the Bank, but the actual amount of short-term investments on any business day will vary with the amount of cash awaiting investment and participant activity in the fund. The value of the fund is measured in units of the fund instead of shares of stock.

               Fidelity Balanced Fund invests approximately 60% of assets in stocks and other equity securities and the remainder in "investment grade" bonds and other "investment grade" debt securities. "Investment-grade" refers to bonds rated both medium and high quality. The fund will invest at least 25% of total assets in fixed income senior securities including "investment-grade" debt securities and preferred stock.

               Fidelity Diversified International Fund primarily invests in foreign securities.

               Fidelity Dividend Growth Fund primarily invests in common stocks that have the potential for dividend growth by either increasing their dividends or commencing dividends, if none are currently paid.

               Fidelity Equity-Income Fund invests at least 65% of total assets in income producing equity securities, generally in large cap stocks.

               Fidelity Growth Company Fund primarily invests in common stocks of small, medium and large companies with earnings or gross sales that indicate the potential for above average growth.

               Fidelity Investment Grade Bond Fund invests in a broad variety of fixed-income obligations that are primarily "investment grade" and of any maturity. "Investment grade" refers to bonds rated with medium to high quality. These bonds are considered less risky and generally provide lower yields than those rated "below investment grade."

               Fidelity Low-Priced Stock Fund primarily invests in low-priced common stocks (those priced at or below $35 per share), which leads to investments in small and medium-sized companies.

               Fidelity Retirement Money Market Portfolio invests in high quality, short-term, U.S. dollar denominated money market securities of domestic and foreign issuers. Investments include short-term corporate obligations, U.S. government obligations, and certificates of deposit. An investment in this portfolio is not guaranteed or insured by the U.S. government.

               Spartan U.S. Equity Index Portfolio primarily invests in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the Index. The fund's manager focuses on duplicating the composition and performance of the Index, as opposed to a strategy of selecting attractive stocks.

               Fidelity Value Fund primarily invests in common stocks of companies that possess valuable fixed assets or are undervalued in the marketplace in relation to factors such as assets, earnings, or growth potential.

               Managers Special Equity Fund primarily invests in common and preferred stocks of small and medium-sized U.S. companies that are believed to have superior growth potential, either in stocks of companies that are in the early stages of their corporate life cycle or not yet well recognized, or in more established companies that are experiencing rapid growth.

               Fidelity Freedom Funds offer a blend of stocks, bonds and short-term investments within a single fund. They are designed for investors who don't want to go through the process of picking funds from the three asset classes, but who still want to diversify among the three classes of investments. These funds invest in other Fidelity mutual funds to provide moderate asset allocation for investors who want a simple, yet diversified approach to investing for retirement. The allocation and mix of stocks, bonds and short-term investments contained in each fund with a target retirement date is based on the number of years until the target retirement date. As the target retirement date gets closer, the mix of investments becomes more conservative over time.

               Fidelity Freedom Income Fund invests approximately 20% in Fidelity stock mutual funds, 40% in Fidelity bond mutual funds, and 40% in Fidelity money market funds.

               Fidelity Freedom 2000 Fund invests approximately 24% in Fidelity stock mutual funds, 42% in Fidelity bond mutual funds, and 34% in Fidelity money market funds.

               Fidelity Freedom 2010 Fund invests approximately 46% in Fidelity stock mutual funds, 45% in Fidelity bond mutual funds, and 9% in Fidelity money market funds.

               Fidelity Freedom 2020 Fund invests approximately 70% in Fidelity stock mutual funds and 30% in Fidelity bond mutual funds.

               Fidelity Freedom 2030 Fund invests approximately 83% in Fidelity stock mutual funds and 17% in Fidelity bond mutual funds.

               Fidelity Freedom 2040 Fund invests approximately 90% in Fidelity stock mutual funds and 10% in Fidelity bond mutual funds.

     (h)  Payment of Benefits

          Prior to April 1, 2002, upon termination of service from the Bank or its subsidiaries (which have adopted the Plan), a participant (or in the event of the participant's death, his/her beneficiary(ies)) could have elected to receive benefits in a lump-sum distribution or in equal annual installments over a period not to exceed the participant's life expectancy or the joint life expectancy of the participant and his/her spouse, whichever was longer. Effective April 1, 2002, a participant may only receive benefits in a lump-sum distribution upon termination of service.

          While an employee of the Bank or its subsidiaries (which have adopted the Plan), a participant may, under certain circumstances, take either partial or total withdrawals of his/her contributions from the Plan.

     (i)  Loans to Participants

          Participants may borrow from their vested balance under the Plan. Generally, the maximum loan permitted cannot exceed the lesser of (i) $50,000 or (ii) 50% of the participant's vested interest in his or her accounts. The minimum loan permitted shall be $1,000. A participant may not have more than two outstanding loans at any time. All loans shall be for a fixed term of not more than five years, except loans used to acquire any dwelling that is to be used as a principal residence of the borrower which shall be for a period not to exceed 10 years. As the loan is reduced by payment of principal and interest, these repayment amounts will be transferred pursuant to the borrower's investment election in effect at such time. Interest will be charged at an annual fixed rate which is commensurate with rates of interest charged by the Bank for similar loans.

(2)  Summary of Significant Accounting Policies

     The following are the significant accounting policies followed by the Plan:

     (a)  Basis of Presentation

          The financial statements of the Plan are prepared under the accrual method of accounting.

     (b)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (c)  Investment Valuation and Income Recognition

          The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Loans to participants are valued at cost, which approximates fair value.

          Purchases and sales of securities are accounted for on a trade-date basis. The average cost method is used in the determination of realized gains and losses. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     (d)  Administrative Expenses

          In 2004, the Plan absorbed a portion of the recordkeeping expenses.

     (e)  Payment of Benefits

          Benefits are recorded when paid.

     (f)  Contributions

          Employee contributions are recorded in the period during which the Bank makes payroll deductions from the participant's earnings.

     (g)  Risks and Uncertainties

          The Plan offers a number of investment options, which include North Fork common stock and a variety of investment funds, some of which are mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant account balances.

          The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant directed fund elections. Additionally, the investments within each participant directed fund election are further diversified into varied financial instruments, with the exception of the North Fork Unitized Stock Fund, which invests in a single security.

(3)  Investments

     The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified by an asterisk (*):

                                                                                December 31
                                                                     ------------------------------
                                                                         2004                2003
                                                                     -----------         ----------
Mutual funds:

     Fidelity Balanced Fund (200,503 and 175,878 shares)             $ 3,572,971          2,945,950
     Fidelity Diversified International Fund (108,462 and
        87,834 shares)                                                 3,106,338          2,118,549
     Fidelity Dividend Growth Fund (165,941 and
        164,186 shares)                                                4,727,670 *        4,482,282 *
     Fidelity Equity-Income Fund (54,444 and 49,811 shares)            2,873,558          2,478,087
     Fidelity Freedom Income Fund (3,786 and 3,579 shares)                42,665             39,692
     Fidelity Freedom 2000 Fund (27,838 and 27,946 shares)               336,289            329,198
     Fidelity Freedom 2010 Fund (18,983 and 20,790 shares)               258,545            270,679
     Fidelity Freedom 2020 Fund (32,089 and 25,608 shares)               447,966            333,426
     Fidelity Freedom 2030 Fund (18,401 and 10,843 shares)               259,093            140,414
     Fidelity Freedom 2040 Fund (27,424 and 14,539 shares)               226,795            109,917
     Fidelity Growth Company Fund (277,006 and
        286,945 shares)                                               15,531,751 *       14,367,330 *
     Fidelity Investment Grade Bond Fund (479,112 and
        485,964 shares)                                                3,607,717          3,669,031 *
     Fidelity Low-Priced Stock Fund (116,994 and
        95,226 shares)                                                 4,709,012 *        3,331,015 *
     Fidelity Retirement Money Market Fund (6,225,345
        and 5,907,201 shares)                                          6,225,345 *        5,907,201 *
     Fidelity Value Fund (17,928 and 7,051 shares)                     1,278,098            437,675
     Managers Special Equity Fund (3,553 shares and
        1,018 shares)                                                    321,239             79,902
     Spartan U.S. Equity Index Portfolio (210,770 and
        218,690 shares)                                                9,033,579 *        8,618,558 *
                                                                     -----------         ----------
                 Total mutual funds                                   56,558,631         49,658,906
Common stock fund:
     North Fork Bancorporation, Inc. United Stock Fund
         (394,387 shares)                                             18,729,435 *                -
     GreenPoint Financial Corp. Unitized Stock Fund
         (385,854 shares)                                                      -         14,295,874 *
Loans to Participants                                                  1,308,240          1,658,387
                                                                     -----------         ----------
                 Total investments                                   $76,596,306         65,613,167
                                                                     ===========         ==========

The following table provides by investment type, the realized and unrealized appreciation/(depreciation) as follows:

                                                                    Year ended
                                                                   December 31,
                                                                       2004
                                                                   -------------
North Fork Bancorporation Inc. Unitized Stock Fund                 $ 4,105,738
Fidelity Balanced Fund                                                 207,414
Fidelity Diversified International Fund                                470,242
Fidelity Dividend Growth Fund                                          198,548
Fidelity Equity-Income Fund                                            168,905
Fidelity Freedom Income Fund                                               835
Fidelity Freedom 2000 Fund                                               7,538
Fidelity Freedom 2010 Fund                                              12,088
Fidelity Freedom 2020 Fund                                              29,733
Fidelity Freedom 2030 Fund                                              19,147
Fidelity Freedom 2040 Fund                                              18,513
Fidelity Growth Company Fund                                         1,685,121
Fidelity Investment Grade Bond Fund                                     (4,386)
Fidelity Low-Priced Stock Fund                                         618,249
Fidelity Value Fund                                                    125,765
Managers Special Equity Fund                                            34,126
Spartan U.S. Equity Index Portfolio                                    764,056
                                                                   -----------
                 Net appreciation                                  $ 8,461,632
                                                                   ===========

(4)  401(k) Matching Contribution

     Since the Bank's matching contribution under the Plan had been satisfied in shares of GreenPoint Financial Corp. shares allocated under the ESOP, the related assets and liabilities had been maintained by the ESOP trustee and are governed by the same rules that apply to the ESOP. Consequently, these assets and liabilities are not included in these financial statements. On December 29, 2004, the assets of the ESOP were transferred to the North Fork Plan, therefore the amount available in respect of these contributions included in the ESOP financial statements was $0 at December 31, 2004.

(5)  Related Party Transactions

     The Plan states that any reasonable expenses incurred in the administration and operation of the Plan shall be paid by the Employer (as that term is defined under the Plan), except to the extent the Employer has elected to pay such expenses from the Trust (as that term is defined under the Plan). During the year ended December 31, 2004 although not required by the Plan, the Bank paid certain expenses of the Plan and provided facilities, the services of certain personnel and other related services to the Plan.

     Certain Plan investments are shares of common stock issued by North Fork. North Fork is the Plan Sponsor as defined by the Plan.

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity Investments amounted to $80,732 for the year ended December 31, 2004.

(6)  Plan Termination

     Although it has not expressed any intent to do so, the Plan Sponsor reserves the right to discontinue or amend the Plan or trust agreement, in whole or in part; provided, however, that no amendment shall be made at any time pursuant to which the Plan or any part thereof may be used for or diverted to purposes other than for the exclusive benefit of the Plan's participants and their beneficiaries. In the event the Plan is terminated, all participants will become fully vested in the balance of their account. Upon termination of the Plan, participants will be distributed their share of Plan assets prior to the satisfaction of the Plan's liabilities as required by ERISA.

(7)  Federal Income Tax Status

     The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by letter dated June 24, 2002 that the Plan and related trust are qualified under the applicable provisions of the Code and, therefore, are exempt from Federal income taxes. Accordingly, no provision for federal income tax liability has been recorded as of December 31, 2004 and 2003.

     The Plan has been amended since receiving the determination letter. However, the Plan sponsor and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                   GREENPOINT
                               401(k) SAVINGS PLAN

   Schedule H - Line 4i - Form 5500 - Schedule of Assets (Held at End of Year)

                               December 31, 2004

                                                         (c) Description of investment,
                                                         including maturity date,
        Identity of issuer, borrower,                    rate of interest, collateral,                 (d) Current
 (a)    lessor, or similar party                         par, or maturity value                           value
----------------------------------------------------------------------------------------------------------------------
  *     Fidelity Balanced Fund                           200,503 shares                                 $3,572,971
  *     Fidelity Diversified International               108,462 shares                                  3,106,338
  *     Fidelity Dividend Growth Fund                    165,941 shares                                  4,727,670
  *     Fidelity Equity - Income Fund                    54,444 shares                                   2,873,558
  *     Fidelity Freedom Income                          3,785 shares                                       42,665
  *     Fidelity Freedom 2000                            27,838 shares                                     336,289
  *     Fidelity Freedom 2010                            18,983 shares                                     258,545
  *     Fidelity Freedom 2020                            32,089 shares                                     447,966
  *     Fidelity Freedom 2030                            18,401 shares                                     259,093
  *     Fidelity Freedom 2040                            27,424 shares                                     226,795
  *     Fidelity Growth Company Fund                     277,006 shares                                 15,531,751
  *     Fidelity Investment Grade Bond Fund              479,112 shares                                  3,607,717
  *     Fidelity Low-Priced Stock Fund                   116,994 shares                                  4,709,012
  *     Fidelity Retirement Money Market Fund            6,225,345 shares                                6,225,345
  *     Fidelity Value Fund                              17,928 shares                                   1,278,098
  *     Managers Special Equity Fund                     3,553 shares                                      321,239
  *     Spartan U.S. Equity Index Portfolio              210,770 shares                                  9,033,579
                                                                                                     -----------------
                                                                                                        56,558,631
  *     North Fork Bancorporation, Inc.  Unitized
        Stock Fund                                       394,387 shares                                 18,729,435
        Loans to participants                            425 participant loans (interest rates
                                                            ranging from 8% to 9.50% with                1,308,240
                                                            maturities up to 10 years)               -----------------
        Total investments                                                                              $76,596,306
                                                                                                     =================
  *     Related party-in-interest transaction.

See accompanying report of independent registered public accounting firm.
                                       12

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

GREENPOINT 401(k) SAVINGS PLAN

Date:  June 29, 2005



By: /s/ Daniel M. Healy
-----------------------
Daniel M. Healy
Executive Vice President /CFO

                                       13